Exhibit 99.59

99.59 News Release Dated May 5, 2014 INVESTOR RELATIONS CONTACT: Craig Armitage TMX Equicom (416) 815-0700 ext. 278 carmitage@tmxequicom.com

CIPHER PHARMACEUTICALS INC. TO PRESENT AT THE 2014 BLOOM BURTON & CO. HEALTHCARE INVESTOR CONFERENCE

MISSISSAUGA, Ontario, May XX, 2014 — Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher” or “the Company”) today announced that Norm Evans, Chief Financial Officer, is presenting at the 2014 Bloom Burton & Co. Healthcare Investor Conference, which is being held at the Toronto Board of Trade. Mr. Evans will provide a corporate update on Wednesday, June 18, 2014 at 10:00 AM ET followed by a Q&A session.

To learn more about the 2014 Bloom Burton & Co. Healthcare Investor Conference please visit their website http://bit.ly/cipherbloomburton

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

For more information, please contact:

Craig Armitage	Norm Evans
Investor Relations	Chief Financial Officer
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 323
(416)815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	nevans@cipherpharma.com